June 2, 2017

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

Securities and Exchange Commission

Washington, D.C. 20549

RE; Infinity Distribution Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed March 31, 2017
File No. 333-206478

Dear Ms. Jacobs,

As per your letter dated April 17, 2017 we are submitting the following.

1. We note that you have provided financial statements as of November 30, 2016. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

We have updated our financials to be in compliance with Rule 8-08 of Regulation S-X.

2. We note your response to prior comment 8 that Mr. Mansueto will not be exercising the convertible notes. Regardless of whether Mr. Mansueto intends to exercise his notes, please advise whether the notes are convertible within 60 days. If the notes are convertible within 60 days, please revise your beneficial ownership table to include these shares in Mr. Mansueto’s beneficial ownership calculation.

We have updated the beneficial ownership table.

3. We note your response to prior comment 10; however, we were unable to locate any revisions to the signatures. Accordingly, we reissue prior comment 10.

We have updated signatures.

Sincerely

/s/ Raul Mansueto	/s/ Josefa Gerona
Raul Mansueto	Josefa Gerona
President, Chief Financial Officer, Director	Secretary, Treasurer, Director